Exhibit 11

PL Capital Encourages Shareholders to Withhold Their Vote for the Directors of Magyar Bancorp, Inc.

Chatham, NJ—January 19, 2010—PL Capital, LLC and its affiliates, the largest outside shareholder of Magyar Bancorp, Inc. (NASDAQ: MGYR), plan to withhold their votes for both Directors up for election at the upcoming Annual Meeting of the Shareholders of Magyar Bancorp, Inc. (“Magyar” or the “Company”).  The Annual Meeting is scheduled for February 23, 2010 at 2:00 pm EST at The Heldrich, 10 Livingston Avenue, New Brunswick, New Jersey.

The PL Capital Group is also actively encouraging other shareholders of Magyar to withhold their vote on the two Directors up for election and to show up at the Annual Meeting and respectfully demand accountability from Magyar’s Directors and management.

PL Capital principal Rich Lashley noted, “We are taking this step because we believe Magyar is in a crisis.  Magyar lost $6.1 million in Fiscal 2009 after losing $2.9 million in Fiscal 2008.  Approximately 7.0% of Magyar’s assets are non-performing, which is approximately three times the nonperforming asset level of the average publicly traded thrift in the U.S., based upon recent data.  Magyar’s stock is down 74% from its peak in May 2007 and down 63% from the January 2006 stock offering.”

“Shocking to us, despite Magyar’s significant losses and problems, the Directors of Magyar voted themselves a raise in fiscal 2009 and directors’ fees have risen every year since Magyar went public.  Also, to our knowledge the Directors of Magyar have refused to pursue a sale of Magyar in a so-called remutualization transaction, which in our view is the best way for Magyar’s shareholders to recover the shareholder value destroyed in the past few years,” noted PL Capital principal John Palmer.  “The Magyar Directors have also failed to even respond to our request to reduce their fees and benefits by 50%, at least until such time as Magyar’s results recover,” Mr. Palmer added.

The PL Capital Group, Magyar’s largest outside shareholder, owns in excess of 365,000 shares.

The PL Capital Group is voting as follows on the various proposals included in the Magyar proxy materials and recommends that fellow shareholders do the same:

•	Proposal 1-Election of Directors: Vote “WITHHOLD” on Directors Thomas Lankey and Joseph A. Yelencsics
•	Proposal 2-Ratification of the independent auditors for fiscal 2010: Vote “FOR”

The PL Capital Group will not issue its own proxy materials or cards, nor will it accept proxies. Shareholders of Magyar should vote on the proxy materials they receive directly from the Company (and can be obtained on www.cfpproxy.com/5946).  Even if shareholders have already voted, they can vote again, since it is only the latest dated proxy card or vote that counts.

If shareholders have any questions or need assistance voting, they are encouraged to contact D.F. King & & Co., Inc., which is assisting PL Capital, at 1-800-549-6746.  Or they can contact Richard Lashley of PL Capital at 973-360-1666 (rlashley@plcapitalllc.com) and John Palmer at 630-848-1340 (jpalmer@plcapitalllc.com).